

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Robert P. Mack
Chief Financial Officer
Polaris Inc.
2100 Highway 55
Medina, Minnesota 55340

      Re: Polaris Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 15, 2022
          File No. 001-11411

Dear Mr. Mack:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing